Sur Ventures, Inc.
500 Newport Center Drive, Ste 800
Newport Beach, CA 92660

January 11, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: Ryan Houseal

Re:              Sur Ventures, Inc.
Form S-1
Filed December 13, 2010, as amended
File No. 333-171141

Dear Mr. Houseal:

On behalf of Sur Ventures, Inc., a Nevada corporation (the “Company”), and in response to your letter dated January 7, 2011, regarding the Company’s Registration Statement on Form S-1 filed December 13, 2010 (“Form S-1”), with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 1”) on or about the date of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Cover Page

1.  Please revise the cover page to indicate at the top of the page the aggregate number of shares covered by the registration statement, including the 2 million shares to be offered by the company and the 276,500 shares to be offered by the selling shareholders.

Response:  The Company has revised the cover page to indicate at the top of the page the aggregate number of shares covered by the registration statement, including the 2 million shares to be offered by the Company and the 276,500 shares to be offered by the selling shareholders.

2.   Please remove the statement that begins “If all of the offered are purchased,” or revise it to disclose the proceeds to you at various subscription levels, for instance, at 0%, 25%, 50%, 75% and 100%. Please revise the cover page to specifically address the “no minimum” structure of the transaction. In this regard, the cover page should reflect the possibility that all of the shares may not be sold and should discuss the range of possible outcomes, including the possibility that the amount raised may be minimal and may not even cover the costs of the offering. Please revise other relevant sections of the prospectus to address the impact that selling less than the maximum number of registered shares could have on your business plans.

Response: The Company has revised its disclosure to provide the proceeds to the Company at various subscription levels, for instance, at 0%, 25%, 50%, 75% and 100%. The Company has also revised the cover page to specifically address the “no minimum” structure of the transaction, the possibility that all of the shares may not be sold and the range of possible outcomes, including the possibility that the amount raised may be minimal and may not even cover the costs of the offering. The Company has also revised other relevant sections of the prospectus to address the impact that selling less than the maximum number of registered shares could have on its business plans.

3.  Please expand the table so that it reflects the range of possible outcomes at the various percentage levels indicated in the comment above, including the possibility that none of the shares may be sold. In addition, please revise to disclose the proceeds to you net of expenses on a per share basis and for the total amount of the offering. Refer to Item 501 (b)(3) of Regulation S-K.

Response:  The Company has revised the table so that it reflects the range of possible outcomes at the various percentage levels indicated in the comment above, including the possibility that none of the shares may be sold. The Company has also revised the table to disclose its proceeds net of expenses on a per share basis and for the total amount of the offering.

Prospectus Summary

The Offering, page 4

4. Please revise the Use of Proceeds discussion to disclose the proceeds on a net basis at the various percentage levels indicated above. Your discussion of how the proceeds will be used “if all the offered shares are purchased” does not appear to be appropriate in a best-efforts offering that has no minimum requirement. Please revise.

Response:  The Company has revised the Use of Proceeds discussion to disclose the proceeds on a net basis at the various percentage levels indicated above.

Risk Factors, page 5

General

5. Please revise your risk factors where possible to provide quantified disclosure regarding such matters as the extent to which you are dependent on customers and suppliers. For instance, it appears from Note 3 to the financial statements that as of September 30, 2010, a single customer accounted for 100% of your outstanding receivables and approximately 84% of your sales for the fiscal year ended September 30, 2010. Please revise your risk factor disclosure to describe in more specific detail your substantial dependence on this customer and tell us whether this customer is currently, or was at any time during the business relationship, a related party. Please also revise your business section discussion to include a more detailed discussion to your customer dependence. Finally, tell us whether you have any contractual agreements with this customer that are required to be filed as exhibits to the registration statement pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K.

Response:  The Company has revised its risk factors where possible to provide quantified disclosure regarding such matters as the extent to which the Company is dependent on customers and suppliers. The Company has also revised the risk factor disclosure to describe in more specific detail the Company’s substantial dependence on this customer. This customer is not currently, nor was the customer at any time during the business relationship, a related party. The Company has also revised its business section discussion to include a more detailed discussion to the Company’s customer dependence. The Company has also revised its disclosure to make clear that there are no contractual agreements with this customer and therefore none are filed as exhibits to the registration statement pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K.

The concurrent offering of shares by our selling shareholders…, page 7

6. As you note on the cover page, once your shares are quoted on the OTC Bulletin Board, selling shareholders will be able to sell their shares at prevailing market prices or privately negotiated prices, which prices may be lower than the price at which the company is required to sell its shares. Please expand this risk factor to discuss  in greater detail the potential negative impact that sales in a secondary market would have on the company’s stock price and on the company’s ability to sell shares at the fixed purchase price.

Response:  The Company has revised the risk factor to discuss in greater detail the potential negative impact that sales in a secondary market would have on the Company’s stock price and on the Company’s ability to sell shares at the fixed purchase price.

Use of Proceeds, page 8

7. You state that your sole officer, Ms. Fischer, has agreed to contribute funds to pay the offering expenses in the event your current revenues are insufficient. Please state whether you have an agreement in writing to this effect. Since you also state that Ms. Fischer is not obligated to make any such payment, it appears that risk factor disclosure may be warranted in the event that your revenues are not sufficient to cover the offering expenses and Ms. Fischer declines to contribute funds to pay those expenses.

Response:  The Company has revised its disclosure to provide that the Company does not have an agreement in writing that its sole officer has agreed to contribute funds to pay the offering expenses in the event the Company’s current revenues are insufficient. The Company has also included a risk factor regarding the possibility that the Company’s revenues may not be sufficient to cover the offering expenses and Ms. Fischer may decline to contribute funds to pay those expenses.

8. You state on page 9 that based on your revenues to date, you anticipate that your revenues for 2011 will be sufficient to pay the additional expenses of being a public company if you raise $60,000 or less in the offering. Since you have stated elsewhere that you will need to raise a minimum of $60,000 from the offering to fund your operations for the next 12 months, please explain this statement or revise.

Response: The Company has revised its disclosure to remove the words “or less.”

Dilution, page 9

9. It appears that the column headers in your dilution tables are reversed. For instance, the amounts included in the “100%” column for (a) net tangible book value after giving effect to this offering; (b) increase in net tangible book value per share attributable to cash payments made by new investors; and (c) per share dilution to new investors appears to include amounts assuming 25% of the shares are sold. Similarly, the amounts included in the 75% column appear to include calculations based on the assumption that 50% of the shares are sold. Please revise your disclosures accordingly.

Response: The Company has revised its disclosure to make the column headers accurate in its dilution tables, i.e. they are no longer reversed.

Description of Business, page 15

General

10. Please explain your statement on page 15 that you “filed a fictitious business name to do business in Orange County, California as Sur Technologies in October 2010."

Response: The Company operates under the trade name “Sur Technologies” with its customers and suppliers. As such, the Company a filed a fictitious business name statement to do business as Sur Technologies in Orange County, California, the county in which its principal place of business is located. Filing a fictitious business name statement also allows the Company to do business as Sur Technologies and handle administrative matters such as depositing customer checks made payable to Sur Technologies.

Suppliers, page 16

11. We note that your products are provided by a small number of suppliers. Please provide the names of any principal suppliers of your products. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company has revised its disclosure to provide the names of any principal suppliers of its products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

12. We note the company needs to raise at least $60,000 to pay for the cost of this offering and fund your proposed business activities. You also indicate that you will need to raise $240,000 in this offering to “fully implement” your business plans. Please expand your disclosure, both here and in the Description of Business, to describe in detail what fully implementing your business plan entails and how your business will differ as more shares are sold. For instance, we note from your disclosures on page 8 that you intend to hire a new employee if you sell 75% or more of the shares in this offering. Describe the role this new employee will play in the implementation of your business plan. Also, on page 18 you indicate that if you are able to sell all of the shares in this offering your business will increase as you will be able to increase your marketing efforts. However, according to the chart on page 8, the amount of proceeds allocated to marketing expenses does not change after you have sold at least 50% of the shares in this offering. Explain further these apparent inconsistencies. In addition, describe any other changes that you intend to execute if you raise more than $60,000 needed to pay for this offering and fund your proposed business plan.

Response: The Company has expanded its disclosure, both here and in the Description of Business, to describe in detail what fully implementing its business plan entails and how the Company’s business will differ as more shares are sold. The Company has also revised its disclosure to reconcile the apparent inconsistency between the disclosure on page 18 regarding increasing marketing efforts and the chart on page 8 regarding the amount of proceeds allocated to marketing expenses not changing after the Company sells at least 50% of the shares in this offering, Specifically, the Company has revised its disclosure to make clear that the Company will be able to hire an additional employee, which would allow Ms. Fischer to focus her efforts on sales and marketing.

Certain Relationships and Related Transactions

Related party transactions, page 18

13. We refer to your December 15, 2007 agreement to compensate your president $2,000 per month and to pay such compensation at a later date when sufficient funds are available. You report that the accrued compensation due to your president pursuant to this agreement was $68,000 as of September 30, 2010. Please update your disclosure in your amended document to reflect the amount of accrued compensation as of the date your amended document is filed.

Response: The Company has updated its disclosure in the Company’s amended document to reflect the amount of accrued compensation as of the date its amended document was filed.

14. In addition, please revise your disclosure to identify your president by name and tell us in your response why you have not filed the compensation agreement – or if the agreement was not reduced to writing a written description thereof – as an exhibit to the registration statement. Refer to Item 601 (b)(10)(iii) of Regulation S-K.

Response: The Company has revised its disclosure to identify the president by name and to specify that no compensation agreement has been filed because the agreement was not reduced to writing.

15. Note 6 to the financial statements indicates that you have an outstanding notes payable with a stockholder in the amount of $96,383 as of September 30, 2010. Please tell us whether the stockholder is a related party as defined in the Instructions to Item 404(a) of Regulation S-K. If so, please identify the stockholder and provide the disclosure required by Item 404(d). In addition, please file any related loan documents as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K or provide us with your analysis as to why you believe any such documents are not required to be filed.

Response: The Company has revised its disclosure to identify the stockholder and provide the disclosure required by Item 404(d). The Company has also filed the three loan agreements as exhibits.

Recent Sales of Unregistered Securities, pages 19 and 32

16. For each sale of unregistered securities, please describe the facts relied upon that made each exemption available. See Item 701(d) of Regulation S-K. Where you limited your discussion to the statement that you relied on Section 4(2) only, you should state whether the purchasers were accredited or sophisticated and, if the latter, the specific information afforded to them.

Response: The Company has revised its disclosure to describe the facts relied upon that made each exemption available and to state whether the purchasers were accredited or sophisticated and, if the latter, the specific information afforded to them.

17. We note your report on Form D, file number 021-138194 filed on January 27, 2010, indicating that you sold securities in the amount of $1,800. It does not appear that you have provided the disclosure required by Item 701 of Regulation S-K relating to this unregistered offering. Please advise.

Response: The Company filed the Form D, file number 021-138194, on January 27, 2010, which was within fifteen days after the first offer and sale of securities, i.e. the securities in the amount of $1,800. The 235,000 shares of our common stock issued to unrelated investors at $0.10 per share on April 1, 2010 is part of the same offering contemplated in the Form D. Specifically, the Form D contemplates a total offering amount of $200,000. Therefore, no Form D was required to be filed for the share issuance on April 1, 2010.

18. As a related matter, you report that on April 1, 2010 you issued 235,000 shares of our common stock to unrelated investors at $0.10 per share. It appears, however, that no Form D was filed for this offering. Please advise.

Response: Please see the Company’s response to comment no. 17 above.

Executive Compensation, page 20

19. It appears from your disclosure elsewhere that the salary earned by Ms. Fischer at $24,000 per year has not in fact been paid to her. If this is true, the summary compensation table should include explanatory footnote or narrative disclosure. Please advise or revise as appropriate.

Response: The Company has revised the summary compensation table to include an explanatory footnote that the salary earned by Ms. Fischer at $24,000 per year has not in fact been paid to her.

Financial Statements

Statements of Cash Flows, page 26

20. Please explain the ($1,117) of “proceeds from the issuance of stockholder loan” for fiscal 2009. To the extent that this amount represents payments made on stockholder loans in excess of proceeds received, please consider either revising the line item description or presenting the payments and proceeds from this loan separately within the guidelines of ASC 230.

Response: The Company has revised the Statement of Cash Flows to present the payments and proceeds from this loan separately within the guidelines of ASC 230.

Notes to Financial Statements

Note 5. Accrued Expenses

21. Your disclosures in Note 5 indicate that you currently have no employees and accordingly, you have no accrual for wages or compensated absences as of September 30, 2010. However, your disclosures in Note 9 indicate that accrued compensation due to the president totaled $68,000 at September 30, 2010. Please explain these inconsistencies or revise your disclosures accordingly.

Response: The Company has revised Note 5 to remove the reference to accrued wages.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

22. Your disclosures indicate that on November 8, 2010, your Board of Directors appointed Q Accountancy Corporation to audit your financial statement. Tell us whether a different accounting firm audited your books and records prior to the appointment of Q Accountancy. If so, revise to include all of the disclosures required by Item 304 of Regulation S-K and also include, as Exhibit 16, a letter from your former accountants stating whether they agree with the statements made in your revised disclosure and, if not, stating why they do not agree.

Response: The Company has revised its disclosure to specify that no accounting firm audited the Company’s books and records prior to the appointment of Q Accountancy Corporation.

Undertakings, page 32

23. Given that the registration statement includes a primary offering of two million shares in addition to the offering by selling shareholders, please include the undertaking set forth in Item 512(a)(6) of Regulation S-K or advise.

Response: The Company has included the undertaking set forth in Item 512(a)(6) of Regulation S-K under Paragraph A(4) of the undertakings.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated January 7, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Sur Ventures, Inc.

/s/ Linda Fischer
Linda Fischer
Chief Executive Officer